KIRKLAND LAKE GOLD INC.

ANNUAL INFORMATION FORM

For the year ended April 30, 2006

July 26, 2006

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SCHEDULE ‘A’	A-1

AUDIT COMMITTEE CHARTER	B-1

SCHEDULE ‘B’	B-1

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GLOSSARY OF TERMS

Certain terms used in this Annual Information Form are defined as follows:

Term	Definition
advance royalty	A form of royalty where the payment is made before the commencement of commercial production and which forms a credit against future royalty payments once commercial production begins.
alkalic	Containing one of sodium or potassium.
alkali-feldspar	Potassic or sodium feldspar.
alluvial	Relatively recent deposits of sedimentary material laid down in river beds, flood plains, lakes, or at the base of mountain slopes.
Archaean	An era in geologic time about 3.8 billion to 2.5 billion years ago during which the Earth’s crust solidified.
augite	A mineral consisting of calcium magnesium iron aluminium silicate.
batholith

A large mass of igneous rock extending to great depth with its upper portion dome- like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.

breccia	Rock consisting of angular fragments in a matrix of finer-grained cementing material.
Canadian Shield

A region of Precambrian (greater than 600 million years old) rock covering central, eastern and northern Canada and extending south into Minnesota and Wisconsin. Large areas of the Canadian Shield have been exposed by the erosion of younger rocks overlaying the Precambrian rock.

cataclasis	Crushing of rocks.
collar	1) The timbering or concrete around the mouth of a shaft. 2) The top of a drill hole.
conglomerate	A sedimentary rock consisting of rounded, water-worn pebbles or boulders cemented into a solid mass.
crosscut	A horizontal opening driven from a shaft and at right angles to the strike of a vein or rock formation.
cut (and uncut)

Assays are ‘cut’ or reduced to a lower consistent value in order to avoid such higher grade assays skewing the average which would otherwise produce inconsistent results. If assays are ‘uncut’ such higher grade assays are included.

cyanidation	A milling process, using hydrogen cyanide, to extract gold from the host rock.
diabase	A common basic igneous rock usually occurring in dykes or sills.
diamond drill(ing)

A rotary type of rock drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water or other fluid is pumped to the cutting face as a lubricant. The drill cuts a core of rock that is recovered in long cylindrical sections, two centimetres or more in diameter.

doré	The final saleable product of a gold mine. Usually a bar consisting of gold and silver.

Term	Definition
drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.
fault

A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other. Faults may extend many kilometres, or be only a few centimetres in length. Similarly, the movement or displacement along the fault may vary widely.

feldspar	A group of rock-forming minerals.
felsic	The term used to describe light-coloured rocks containing feldspar, feldpathoids and silica.
fluvial	Sedimentary material found in river beds.
footwall	The wall or rock on the underside of a vein or ore structure.
fracture

A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solutions. A ‘cross fracture’ is a minor break extending at more-or- less right angles to the direction of the principal fractures.

free-milling [gold]

Gold is ‘free-milling’ if it can be extracted from ore such that cyanidation can extract approximately 95% of the gold when the ore is ground to size 80%, without prohibitively high reagent consumption. The highest level of free-milling ore is that from which the gold can be separated by a gravity process.

fuchsite	Mica with a characteristic (emerald) green colour arising from the presence of chrome or vanadium.
gangue	Worthless minerals in an ore deposit.
geotechnical	Using geology and geological engineering.
gneiss	A coarsely crystalline metamorphic rock that looks like granite except that the light and dark minerals are segregated into thin layers or lenses.
granite	A course-grained (intrusive) ingenious rock consisting of quartz, feldspar and mica.
granitoid	Rocks which are in the family of granites.
greenstone	Volcanic rocks forming ‘belts’ within intrusive or sedimentary rocks and which are the source of most metal deposits.
hangingwall	The wall or rock on the upper side of a vein or ore deposit.
hectare	A square of 100 metres on each side.
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
komatiitic	A volcanic rock containing a high concentration of magnesium and generally a low concentration of silica.
lithofacies	An association of several sedimentary rocks laid down during a common geologic time period.

Term	Definition
lithological	The nature and composition of rocks.
mafic	Igneous rocks composed mostly of dark iron and magnesium rich minerals.
massive	Solid (without fractures) wide (thick) rock unit.
metamorphic	A type of rock which, through heat and pressure, has been changed from igneous or sedimentary rock.
meta-sedimentary	Metamorphosed sedimentary rocks.
meta-volcanic	Metamorphosed volcanic rocks.
mill

1)        A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.
2)        A piece of milling equipment consisting of a revolving drum, for the fine-grinding of ores as a preparation for treatment.

mineralization	The concentration of metals and their chemical compounds within a body of rock.
molybdenite	Molybdenum sulphide (MoS2); which is the main ore in which molybdenum is found; often found in granitic rocks
MNDM	Ministry of Northern Development and Mines of the government of the province of Ontario.
modal	The most frequent value of a set of data.
net smelter royalty

A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

non-refractory	Ore that has high melting point and is resistant to milling treatment. Such ore is commonly associated with sulphides.
ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
ortho-gneisses	Gneisses (rocks) which have metamorphosed from granites.
orthoclase	Feldspar-potassic.
para-gneisses	Schists (rocks) which have metamorphosed from sedimentary rocks.
pillowed	Volcanic rocks that have formed from the bulbous cooling of magma when cooled quickly in water.
placer	An alluvial deposit of sand and gravel containing valuable metals such as gold, tin, etc.
plagioclase	Feldspar which has had calcium and aluminium substituted for sodium and silica.
plugs	A common name for a small offshoot from a larger batholith.
plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.
pluton	Body of rock exposed after solidification at great depth.
polyphase	Having multiple phases.
porphyry	Any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained groundmass.

Term	Definition
proto-continent	The earliest crust forming event in the Earth’s geological history and which is a predecessor to the current continent.
quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.
raise	A vertical or inclined underground working that has been excavated from the bottom upward.
reserve

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a ‘mineral reserve’ as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a person qualified under such instrument, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) Probable Mineral Reserve. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

As used herein, “reserves” are as defined in National Instrument 43-101 and do not include resources.

resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a ‘Mineral Resource’ as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated

Term	Definition

or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

As used herein, “resources” are as defined in National Instrument 43-101 and do not include reserves.

royalty

An amount of money paid at regular intervals, or based on production, by the lessee or operator of an exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per ton or a percentage of the total production or profits.

sedimentary	A type of rock which has been created by the deposition of solids from a liquid.
shaft

A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling workers and materials.

shear	The deformation of rocks by lateral movement along innumerable parallel planes,

Term	Definition
generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
sill	An intrusive sheet of igneous rock of roughly uniform thickness, generally extending over considerable lateral extent, that has been forced between the bedding planes of existing rock.
splay	An offshoot of a fault. A split from a major fault.
stope	An excavation in a mine from which ore is being or has been extracted.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
structural	Pertaining to geologic structure.
subprovince	A part of a shield (such as the Canadian Shield) subdivided by common geologic time and rock types. In the Canadian Shield some of the major subprovinces are: Abitibi, Opatica and Pontiac.
syenite	An intrusive igneous rock composed chiefly of orthoclase.
synclinorium	A syncline (rocks folded in a ‘U’ shape) related area.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
telluride	A mineral associated with gold that contains tellurium.
tholeiitic

Volcanic rock with higher silica and lower sodium, potassium and magnesium content relative to alkaline magma types of volcanic rocks and considered to be related to each other by crystal fractionation processes (such as basalt or andesite containing augites or pigeonite).

tonalitic	Intrusive igneous rock with plagioclase feldspar, hornblende (an amphibole mineral), biotite (a platy magnesium-iron mica common in igneous rock) and greater than 10% quartz.
trondjhemite	A sodic, siliceous rock containing feldspar and quartz.
tuff	A rock formed of compacted volcanic fragments.
turbidite	Submarine landslides along a continental slope containing large masses of sediment.
ultramafic	Igneous rock which are very high in mafic minerals, that is, containing virtually no quartz or feldspar and composed essentially of iron-magnesium silicates and metallic oxides.
uncomformably	Not having the same direction of stratification due to the erosion or folding over of younger rocks.
unconformity	A surface of erosion that separates younger rocks from older rocks.
uncut (and cut)	See ‘cut (and uncut)’.
vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.
volcanics	Volcanically formed rocks.

Term	Definition
winze	An internal shaft.

GENERAL

Name

All references in this Annual Information Form to the “Corporation” mean Kirkland Lake Gold Inc.

Reporting Currency

The Corporation uses the Canadian dollar as its reporting currency. All references herein to “$” or “Cdn$” means Canadian dollars and all references to “US$” means United States of America dollars.

Reporting Period

All information in this Annual Information Form is as at April 30, 2006, being the end of its last financial year, unless otherwise stated.

FORWARD LOOKING STATEMENTS

This Annual Information Form contains statements that constitute ‘forward-looking statements’. Forward looking statements are statements which include the words ‘believes’, ‘anticipates’, ‘intends’, ‘expects’, ‘estimates’, ‘projects’ and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements of the Corporation expressed or implied by such forward-looking statements. Such risks are discussed in “Risk Factors”. The statements regarding the Corporation’s business are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

The Corporation expressly disclaims any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in the Corporation’s expectations or any change in events, conditions or circumstances on any which any statement is based. You should carefully review the cautionary statements and risk factors contained herein and in other documents that the Corporation files from time to time with the Canadian securities regulatory authorities.

CORPORATE STRUCTURE

Name and Incorporation

The Corporation was incorporated under the Company Act (British Columbia) (now called the Business Corporations Act) on June 29, 1983 under the name ‘Goldpac Investments Ltd.’. Effective April 22, 1988, the Corporation and Tectono Resources Ltd. amalgamated to become ‘Goldpac Investments Ltd.’.

On July 27, 1988, the Corporation was continued under the Canada Business Corporations Act, thereby changing from a provincially to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of shares.

The Corporation changed its name from ‘Goldpac Investments Ltd.’ to ‘Brimstone Gold Corp.’ on May 19, 1994 and its outstanding shares were consolidated on the basis of one new share for each five shares then outstanding.

On October 21, 1999, the Corporation changed its name from ‘Brimstone Gold Corp.’ to ‘Foxpoint Resources Ltd.’ and its outstanding shares were consolidated on the basis of one new common share (a “Common Share”) for every 15 shares then outstanding.

The Corporation changed its name from ‘Foxpoint Resources Ltd.’ to ‘Kirkland Lake Gold Inc.’ on October 25, 2002 to reflect the nature and location of the Corporation’s business.

Intercorporate Relationships

The Corporation does not have any subsidiaries.

Offices

The Corporation’s head office is located at Kirkland Lake Gold Shaft #3, Highway 66 near Kirkland Lake, Ontario. Its telephone number is (705) 567-5208.

The Corporation’s registered office and address for service is located at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3.

GENERAL DEVELOPMENT OF THE CORPORATION’S BUSINESS

Three-Year History

Previous Operations

The Corporation commenced operations as a mineral exploration company in 1983. Over the next 18 years the Corporation explored properties in British Columbia, the Northwest Territories, Montana and Idaho. Eventually, the Corporation abandoned, and wrote-off the total acquisition and exploration expenditures of, these properties.

Acquisition of the Kirkland Lake Mining Assets

On December 14, 2001 the Corporation acquired various mining assets located in and around Kirkland Lake, Ontario from Kinross Gold Corporation (“Kinross”). These assets included a recently closed underground gold mine, the Macassa Mine, the mill constructed on the mine property and four contiguous gold properties known as the Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Lake properties and their respective, formerly producing underground gold mines (such five mines being collectively called the “Mine Complex”).

The consideration paid to Kinross consisted of payments totalling $5 million, the assumption of all environmental rehabilitation costs of the mining properties, including mine closure bonds, and the replacement of existing environmental bonds totalling $2,043,435 posted by Kinross and a net smelter royalty payable to Kinross on the production of gold from the properties. The royalty is payable on a sliding scale commencing at US$ 300 per ounce of gold as follows:

Average Price Per Ounce of Gold Bullion Sold	Amount of Royalty
Less than US$ 300	0%
Equal to or greater than US$ 300 but less than US$ 400	2%
Equal to or greater than US$ 400 but less than US$ 500	3%
Equal to or greater than US$ 500	4%

The royalty is paid quarterly and ends when the Corporation has paid a total of Cdn$ 15 million in royalties. The Corporation shall have the right to terminate the royalty at any time by paying the balance of the Cdn$ 15 million. As of April 30, 2006, a total of Cdn$ 2,204,204 had been paid or was payable to Kinross in respect of royalties.

Kinross is a publicly traded corporation based in Toronto, Ontario the shares of which trade on the New York and Toronto Stock Exchanges. None of the insiders of Kinross are insiders of the Corporation.

Plans for the Mine Properties and Assets

It is the Corporation’s intention to develop the five historic gold mining properties which it acquired from Kinross in a comprehensive fashion. Until their acquisition by the Corporation the five properties were developed and operated independently. This analysis will be supplemented by additional exploration carried out by the Corporation, including significant above and below ground drilling. In that regard, the Corporation has been and will continue to review, compile and reconcile results from exploration, drilling, operations and mineral resource and reserve calculations.

The Corporation hopes that the exploration will result in an increase in the mineral resources and reserves contained in the five properties which will enable it to become a medium cost gold producing company.

Exploration of the Kirkland Lake Mining Properties

Following completion of an 18 month data compilation program in October 2003 the Corporation began an exploration and drilling program in a search for new, and extensions of existing, mineralized structures on its properties. The program is to be carried out over a period of approximately three years and scheduled for completion in fiscal 2007. It includes both surface and underground drilling at an estimated cost of approximately $21 million. In addition, the Corporation is studying the expenditure of approximately $2 million on re-commissioning Shaft No. 5 on the Lake Shore Property, including hoist repairs, shaft and drift rehabilitation and a new headframe, and on other development programs.

This program has been and is being primarily funded, in stages over its three year life, from private and public financings through the sale of equity and debt securities of the Corporation, supplemented by cash flow from operations.

Development of the Kirkland Lake Mining Assets

To date, the Corporation has completed dewatering of the Mine Complex, rehabilitated the 5720-foot loading pocket of the Macassa Mine, acquired mining equipment (including scoop trams and custom designed mobile drilling equipment), and developed a hydraulic paste filling system to support production from Shaft No. 2 of the Macassa Mine.

Production

On May 14, 2002 the Corporation restarted gold production from the Mine Complex by processing tailings from the Lake Shore property at a rate of 880 tons per day and an estimated head grade of 0.12 ounces of gold per ton. Gold recovery was in excess of 75%.

Subsequently, the Corporation began mining operations. Initially, it mined surface deposits, which were accessible through open pit operations. In December 2002 and January 2003 the Corporation was able to change its mining operations to underground mining as its dewatering program progressed although some modest surface mining operations were continued to be carried out.

As a result of the successful completion of the dewatering program, underground mining can now be carried out from the 2475-foot, 3400-foot, 3835-foot, 4250-foot, 4500-foot, 4750-foot, 4900-foot, 5025-foot, 5150-foot, 5300-foot, 5450-foot, 5600-foot and 5720-foot levels of the Macassa Mine. The underground production is hoisted to surface by the No. 2 and 3 Shafts of the Macassa Mine.

Personnel

During the summer of 2003, the union which claimed to represent former workers at the Mine withdrew that claim. As a result, the Corporation’s workforce is not unionized.

In the Corporation’s 2004 fiscal year it completed the transition from a contractor-based workforce to an employee-based workforce. The Corporation’s goal is to operate with a minimal use of outside contractors, however, there has been an ongoing shortage of skilled miners.

The mine is currently operating two shifts a day for five days a week with select, priority development work being carried out for two shifts a day for seven days a week.

Significant Acquisitions

The Corporation did not have any significant acquisitions in its last financial year.

DESCRIPTION OF THE CORPORATION’S BUSINESS

Summary

The Corporation is a natural resource corporation engaged in the acquisition, exploration and development of and production (mining and milling of gold ore) from mineral resource properties in Canada.

Principal Markets

The Corporation has received only limited revenue since commencing production at its current operations on its Kirkland Lake mining properties. Such revenue was from, and it anticipates its markets will continue to be, the North American gold bullion markets.

Distribution Methods

The Corporation markets the gold bullion produced from the Mine Complex through direct sales to the gold bullion industry, principally to Johnson Matthey Plc of London, England, a multinational specialty chemical and precious metals company.

Purchasers

All of the Corporation’s gold sales are to arm’s length parties.

During the last two completed financial years the Corporation has not sold any gold bullion to joint ventures in which it is a participant (it is not a participant in any joint ventures) or to entities in which it has an investment accounted for by the equity method (there are none) nor has it sold or transferred any gold bullion to controlling shareholders.

Production and Services

Mining methods used by the Corporation vary from mechanized long-hole and cut-and-fill mining to conventional cut-and-fill mining and other equally labour intensive mining methods. The Corporation’s long-term projections are for the mining to be carried out on the basis of approximately 50% long-hole, 15% mechanized cut-and-fill, 20% conventional cut-and-fill and 15% development, although these ratios will vary as circumstances warrant.

Specialized Skill and Knowledge

All aspects of the Corporation’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, gold mining, milling and production, accounting and mechanical, electrical and pipefitting installation and repair. While recent increased activity in the resource mining industry have made it more difficult to locate competent employees in such fields, the Corporation has found that it can locate and retain such employees.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Corporation competes with other mining companies, many of which have greater financial resources and technical facilities, for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical power – both of which are readily available and of which only electrical power experiences any material price volatility – the Corporation does not require any raw materials with which to carry out its business.

Intangible Property

The Corporation does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

The Corporation’s business is not cyclical or seasonal.

Economic Dependence

The Corporation’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that the Corporation’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it will operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for corporations and their officers, directors and employees. While manageable, the Corporation expects that this evolution might result in increased capital costs and decreased production and revenue to the Corporation in the current and ensuing financial years all of which could adversely affect the Corporation’s earnings and competitive position (although most North American gold mining companies should experience the same evolution).

In accordance with mine closure plans filed with the MNDM, the Corporation has posted bonds totalling $2,043,435 to secure the costs of rehabilitating the Macassa Mine and the non-operating Lake Shore Mine. The Corporation is liable for the full cost of rehabilitating such mines and will only receive a refund of such bonds if the mines are rehabilitated as required by the appropriate environmental protection agencies.

The Corporation believes that the tailings that are produced from its operations are relatively inert.

The Corporation estimates its costs of complying with such environmental legislation are approximately $115,000 per year.

Employees

As of April 30, 2006 the Corporation had, including officers, 71 salaried employees and 174 hourly employees, 11 temporary employees and one student. All employees work at the Corporation’s mining operations in Kirkland Lake, Ontario.

Foreign Operations

The Corporation does not have any foreign operations.

Lending

The Corporation does not have any lending operations.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against the Corporation or any of its subsidiaries within the three most recently completed financial years or the current financial year.

Material Reorganizations

There has not been any material reorganization of the Corporation or any of its subsidiaries within the three most recently completed financial years or the current financial year except as described under ‘General Development of the Business – Three Year History’.

Social or Environmental Policies

The Corporation has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the community in which it does business and human rights policies.

As one of the leading employers in the town of Kirkland Lake, the Corporation engages in a variety of civic oriented activities reflecting its social activism, including

  Sponsoring local hockey teams, the Hockey North Heritage Centre, Army Cadets, Air Cadets, and the Kirkland Lake Chamber of Commerce and various community events
  Employing 30 to 50 high school, college and university and students during the summer
  Providing internships for high school and college students so they may gain exposure to mining and mill maintenance
  Training of mine and mill workers
  Assisting the local college to provide educational opportunities within the mining industry
  Participating in the Kirkland and District Hospital’s program to attract and retain physicians
  Providing service associations with suitable accommodations at nominal cost

The Corporation has established a written human rights policy which affirms the Corporation’s compliance with provincial and national human rights legislation. As part of that written policy, the Corporation has confirmed that it strives to maintain an ‘open door’ relationship with its employees.

The Corporation believes it is in compliance with all applicable environmental legislation and regulation affecting its operations. See also ‘Environmental Protection’ above.

Risk Factors

The securities of the Corporation are highly speculative and subject to a number of risks. These risks might impede or prevent the Corporation successfully exploring for and developing further gold resources and reserves, developing its mining operations and carrying out, on a profitable basis, its planned mining activities (collectively “business objectives”).

A prospective investor should not consider an investment in the Corporation unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with the Corporation’s business and securities include:

The Corporation is Experiencing Negative Cash Flow

The success of the Corporation’s business depends upon the Corporation’s ability to develop its cash flow from operations to a point where it becomes profitable. The Corporation currently has limited revenue from operations and is experiencing negative cash flow. Accordingly, the Corporation must occasionally rely on additional funds presently available to it which have been raised through the sale of equity and debt capital. The only alternatives for the financing of the Corporation’s business would be the offering by the Corporation of an interest in its mineral properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended. If the Corporation cannot increase its cash flow and become profitable it will be unable to sustain its business and it will fail to achieve its business objectives.

The notes to the Corporation’s financial statements also discuss such issues and should be read in conjunction with the foregoing.

The Corporation has a Very Limited History of Operations

The Corporation has a very limited history of, and is in the early stages of restarting, production from its mining properties. In restarting such operations, the Corporation has experienced higher costs and lower revenues than budgeted and delays which were not expected. The Corporation must also locate and retain qualified personnel to operate its mining operations which it is finding to be difficult (but not impossible). Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Corporation, its business and results of operations, including forecast gold production, which might result in the Corporation not meeting its business objectives.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation’s drilling activities are an exploratory search for additional gold deposits. Such exploration is subject to the risk that little or no mineralization is discovered or that any deposits discovered are not economic. If this occurs, the Corporation’s existing gold resources and reserves may not be sufficient to sustain operations for a lengthy period. This will have an adverse effect on the Corporation’s revenues over the long-term.

The Corporation’s mining activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs (such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of gold, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Corporation, its business and results of operations. This might result in the Corporation not meeting its business objectives.

The Corporation is Dependent on Various Key Personnel

The Corporation’s success is dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Brian A. Hinchcliffe (President and Chief Executive Officer), Robert G. Rodrigue (Chief Financial Officer – currently on sick leave), John S. Thomson (Executive Vice-President and interim Chief Financial Officer), Michael W. Sutton (Chief Geologist and Assistant General Manager), Duncan K. Middlemiss (Engineering & Production Manager) and Raymond A. Belecque (General Manager). The Corporation does not maintain life insurance for such personnel. The loss of the services of senior management or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

The Corporation might have Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Corporation’s business. This would have a negative affect on the Corporation’s business and results of operation which might result in the Corporation not meeting its business objectives.

The Corporation’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Corporation may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Corporation’s financial position and results of operation.

Although the Corporation maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Corporation might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Corporation’s Gold Resources and Reserves

While the Corporation has carried out, and will carry out on an annual basis, estimates of its mineral resources and reserves and has had most of such estimates independently reviewed, this should not be construed as a guarantee that such estimates are accurate. Furthermore, the historical gold production from the Corporation’s mining properties is no assurance that they will contain deposits of gold greater than those currently estimated to exist by the Corporation. If such estimates prove to be materially overstated, that would have a material and adverse effect on the Corporation’s business and results of operations as the Corporation would be unable to maintain its mining operations for the length of time presently contemplated.

The Corporation will Experience Uncertainty in Marketing the Gold which it has Mined

The Corporation’s revenues are mainly derived from the mining and sale of gold. The price of gold fluctuates and is affected by numerous factors beyond the Corporation’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.

The Corporation’s Activities will be subject to Fluctuating Foreign Currency Exchange Rates

The Corporation sells the gold it produces, raises its equity and maintains its accounts in Canadian dollars. Because the world gold market is principally priced in English pounds and United States dollars, a substantial increase in the value of the Canadian dollar against either of those currencies would adversely affect the Corporation’s revenue and net income, if any. The Corporation does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

There is Uncertainty of the Title to the Corporation’s Mining Claims and Leases

While the Corporation has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mining claims and leases may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The existence thereof would have a material and adverse effect on the Corporation, its business and results of operations.

The Corporation’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including:

(a) the federal government of Canada
          - Canada Customs and Revenue Agency (taxation)
          - Canadian Environmental Assessment Agency, Environment Canada (environmental protection)
          - Natural Resources Canada (land use and conservation)

(b) the government of Ontario
          - MNDM (mineral tenure, development and use)
          - Ministry of Natural Resources (land use and conservation)
          - Ministry of the Environment (environmental protection)
          - Ministry of Finance (taxation)
          - Ministry of Labour (labour rights and relations)

(c) the town of Kirkland Lake, Ontario
          - tax assessment
          - building permitting
          - business licensing

In addition, the current and future operations of the Corporation, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. The Corporation has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Corporation, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Corporation’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Corporation and its business and could result in the Corporation not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties.

The Corporation’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Corporation’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Corporation’s operations by increasing costs and reducing profitability.

The Corporation has posted, in accordance with mine closure plans filed with the MNDM, bonds totalling $2,043,435 to secure the costs of rehabilitating the Macassa Mine and the non-operating Lake Shore Mine. Failure to comply with the Corporation’s mine closure plans would result in the loss of some or all of such bonds. In addition, it is possible that such bonds are insufficient to secure all of the reclamation costs for which the Corporation will be liable.

The Corporation does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Corporation’s securities other than possible capital gains.

MINERAL PROJECTS

The Corporation’s material tangible fixed assets (property, plant and equipment) are located at the Mine Complex in Kirkland Lake, Ontario. All of its mining properties are located around the Mine Complex. These assets and properties are described below.

Fixed Assets – Property, Plant and Equipment

The Mine Complex facilities consist of a mill and a paste plant, offices, laboratory, warehouse and mechanical and electrical shops.

The processing plant at the Mine Complex has been in place in its present configuration since 1988. The mill is a conventional carbon-in-pulp processing facility, which has been modified by the addition of a thickener, ball mill and tower mill to process tailings from the Lake Shore Property.

The plant’s rated capacity is 1,450 tons per day, however, it can process up to a combined 625 tons per day of ore and 1,200 tons per day of tailings. The mill capacity exceeds the 600 tons per day mining rate presently contemplated by the Corporation’s engineering department.

The Macassa portion of the Mine Complex has two shafts, both of which are operational. Production Shaft No.2 reaches a depth of 4,625 feet and is equipped with a hoist having a capacity of 800 tons per day. Production Shaft No. 3 was sunk in 1984 one mile west of Shaft No. 3 to a depth of 7,050 feet. It is equipped with a hoist having a capacity of 1,800 tons per day.

Mining Properties Description and Location

The Corporation’s Kirkland Lake mining properties consist of 223 patented (surveyed) and unpatented (staked and not surveyed) mining claims and crown leases, located near Kirkland Lake, Ontario. From west to east, the past producing properties include the Macassa (which now includes the Tegren Property west of the original Macassa Property), Kirkland Lake, Teck-Hughes, Lake Shore and Wright-Hargreaves properties. The properties are in eastern Teck Township and western Lebel Township in the district of Timiskaming, Ontario and consist of:

Interest	Number of Claims / Leases	Area (acres)
Patented claims	174	7,892.3
Staked claims	45	3,240.0
Crown leases	5	543.5
Total:	–	11,675.8

To maintain these mining interests in good standing with the authorities from which these interests were granted, the following minimum levels of exploration must be carried out, taxes paid to the MNDM and the town of Kirkland Lake, Ontario and advance royalties paid to various royalty holders:

Nature	Amount (Cdn$)
Exploration	$ 32,400 (1)
Municipal taxes	637,600
Miscellaneous taxes	8,900
Advance royalties	13,000 (2)
Total:	$ 691,900

(1)

The unpatented (staked) claims will not require these exploration expenditures to be incurred until 2009 since previous exploration expenditures on the claims can be carried forward and applied to keep them in good standing until then.

(2)

An advance royalty of $10,000 per year is also payable on the Macassa Property when the Mine is in production from the claims held by the royalty holder, Newmont Mining Corporation of Canada Limited (a public company the shares of which trade on the Toronto Stock Exchange).

In addition there is a net smelter royalty payable to Kinross as described above under ‘General Development of the Corporation’s Business – Three Year History – Acquisition of the Kirkland Lake Mining Assets’.

Some of the mining interests are subject to a royalty payable to previous owners. The royalties differ depending on which claim they were granted and range from net smelter royalties of 1% to 2%, production royalties of $0.10, $0.25, $1.50, $3.00 or $4.00 per ton of ore mined or net profits royalties of 2% to 5% while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%.

Reclamation Bonds and Permits

As part of the permitting process for the development and commercial operation of the Macassa Mine and Lake Shore Mine, Kinross prepared, and had approved by the MNDM, closure plans for both the Macassa and Lake Shore Mines. Financial bonds totalling $2,043,435 for the Macassa Mine ($1,481,795) and the Lake Shore Mine ($561,640) were posted by Kinross with the MNDM. Upon acquisition of the properties from Kinross the Corporation assumed responsibility for these bonds and reimbursed Kinross for them. The other three properties, the Kirkland Lake, Teck-Hughes and Wright-Hargreaves Properties, will require geotechnical investigations and possible closure remediation to meet the MNDM’s approval. As at April 30, 2006 this ‘Asset Retirement Obligation’ had decreased to $1,845,780.

In order to perform diamond drilling underground in the Mine Complex a dewatering program has been carried out. This required a ‘Permit to Take Water’ to be obtained under the Water Resources Act (Ontario). This permit allows the Corporation to pump up to 13,104,000 litres per day from the Mine.

Accessibility, Climate, Local Resources and Physiography

The town of Kirkland Lake, Ontario (approximate population 10,000) and its immediate surroundings are located within the Canadian Shield and are surrounded by several lakes and swamps. The local vertical relief is limited with Kirkland Lake sitting at 310 metres above mean sea level. The immediate area is dominated by temperate boreal forest.

The annual precipitation in the area is 300 centimetres of snow in the winter and 59 centimetres of rain in the summer. The average temperature ranges from minus 22.8 degrees Celsius in the winter to 23.6 degrees Celsius in the summer.

Kirkland Lake, and the Corporation’s five mining properties, are accessible by paved highways. The properties are located approximately 125 kilometres southeast of Timmins, Ontario which has an all-weather, jet capable airport with frequent scheduled service. Kirkland Lake is serviced by rail and motor coach and has a small airport without scheduled service. It is a modern town with most of the amenities usually expected in larger centres. There is an available workforce in the area and the entire infrastructure required for a full mining operation. Electrical power for the Corporation’s mining operations is readily available from the Ontario provincial power authority.

History

In mid-1995 Kinross acquired the Macassa Mine, Lake Shore Mine and the mining properties on which they were situated and the Wright-Hargreaves mining property from Barrick Gold Corporation (“Barrick”), a publicly traded company based in Toronto, Ontario the shares of which are traded on the Toronto, New York, London and Paris Stock Exchanges. Barrick had acquired these mines and properties as part of its take-over of Lac Minerals Ltd. in September, 1994. Kinross acquired the Kirkland Lake and Teck-Hughes mining properties in 1998.

All five of the mining properties acquired by the Corporation and the formerly producing mines developed thereon are located along a continuous stretch known as the ‘Main Break’ and related subsidiary zones. The first of the five to enter production was the Teck-Hughes Mine in 1917, followed by the Lake Shore (1918), Kirkland Lake (1919), Wright-Hargreaves (1921) and Macassa (1933).

The five former mining properties acquired by the Corporation have the following operating profiles at the time of acquisition:

Mine	Period of Operation	Gold Produced (Ounces)
Macassa	1933 – 1999	3,525,389
Lake Shore	1918 – 1965	8,602,791 (1)
Teck-Hughes	1917 – 1968	3,709,007 (1)
Kirkland Lake	1919 – 1960	1,172,955
Wright-Hargreaves	1921 – 1965	4,821,296 (1)

(1)	Includes production when owned by Lac Minerals Ltd. (1984 through 1988).

Macassa Mine

Overview

The Macassa Mine was in continuous production from 1933 until operations were suspended in June 1999. The mine was the last of the five major gold mines to cease production. On May 14, 2002 the Corporation restarted mining operations at the mine.

History

The original mine was developed on 11 mining claims by Macassa Mines Ltd. that organized in 1926 and obtained the assets of United Kirkland Gold Mines Ltd. in 1933. In 1962 it combined with Bicroft Uranium Mines Ltd. and Renable Mines Ltd. to become Macassa Gold Mines Ltd. An amalgamation in November 1970 with Willroy Mines Ltd. and Willecho Mines Ltd. created Little Long Lac Gold Mines, located in Toronto. Upper Canada Mine Ltd. optioned the mining rights from 1970 to 1976. In December 1982, the amalgamation of several corporations, including Little Long Lac Gold Mines, created Lac Minerals Ltd. It was during this period that the Tegren Property was added to the original Macassa Property. In September 1994, Barrick successfully took over Lac Minerals Ltd., and Kinross acquired it from Barrick in May 1995.

The first shaft sunk on the property was the 500 foot Elliot shaft developed in the Main Break Zone in the late 1920’s. Mining was unsuccessful and operations halted. In 1931, development westward onto Macassa ground from the 2475-foot level of the Kirkland Lake Mine discovered ore on the Main Break for 700 feet along strike and in subsidiary hangingwall veins. These underground workings were connected with the 3100 foot long No. 1 shaft, and later by two winzes to greater depths. The No. 1 winze connected the 3000-foot to 4625-foot levels and the No. 2 winze the 4625-foot to 6875-foot levels. The

No. 2 shaft was sunk from surface to a depth of 4625 feet about 1000 feet southwest of the No. 1 shaft. In 1986, the No. 3 Shaft was sunk from surface (in what had been the Tegren Property) to the 7050-foot level and then to a final level of 7225 feet. Until the mid 1990’s this was the deepest single-lift shaft in the Western Hemisphere. The No. 3 Shaft was the most recent access shaft, and gave access to 21 levels from the 3800-foot to the 7050-foot level until 1997. As a result of a rock burst on April 12, 1997, only the levels between the 4250-foot and 5150-foot levels remained active. Exploration development was underway on the 3800-foot level when production was halted in 1999. Rehabilitation of levels down to the 5700-foot level was in progress prior to closure.

The first mill on the property began operation in October 1933 at a capacity of 200 tons per day. The milling rate was increased to 425 tons per day in 1949 and to 500 to 525 tons per day in 1956. In August 1988 a new mill was built which could process 500 to 600 tons of rock and 750 tons of tailings per day. By 1996, modifications had increased capacity to 900 tons of rock per day and 1,000 tons of tailings per day. When closed in 1999, mill capacity was near 1,600 tons of rock per day, or 600 tons of rock and 1,400 tons of tailings per day. Based on a 2,000 ton per day processing rate the plant tailings impoundment area of the mill has a capacity greater than 10 years. All of the appropriate permits for processing ore through the mill are in place.

Current Operations

See ‘Current and Proposed Exploration and Development’ following.

Lake Shore Mine

Overview

The Lake Shore Mine is located in the centre of the Kirkland Lake camp bounded to the west by the Teck-Hughes mine and to the east by the Wright-Hargreaves mine. Lake Shore was by far the largest gold producer of the five former producing mines producing 8,499,199 ounces at a grade of 0.51 ounces per ton in continuous production from 1918 to 1965. This is almost twice the total number of ounces produced from the neighbouring second highest producer, Wright-Hargreaves, and represents 36% of the total ounces produced from the entire camp. From 1984 to 1988 an additional 103,592 ounces were subsequently recovered from pillars by Lac Minerals Ltd. for a total of 8,602,791 ounces of gold recovered.

Gold was discovered on the property in 1911. From 1914 to 1918 the No. 1 Shaft was developed to 400 feet on the South (No. 1) Vein Zone and 7,464 feet of underground development on levels at 100, 200, 300, and 400 feet was carried out. A 65 ton mill was installed and milling began in 1918. All work was carried out by Lake Shore Gold Mines Limited.

History

From 1919 to 1965 the mine was eventually serviced by four surface shafts and three internal shafts. The original No. 1 Shaft and its extension were both inactive during the latter years of operations. The No. 4 Shaft, collared at 4325-foot level, took the workings to a depth of 8,150 feet. Underground development was carried out on 57 levels and, during the life of the mine, totalled 279,238 feet of drifting, 108,317 feet of crosscutting, and 154,547 feet of raising. Milling capacity was gradually increased to a maximum of 2,400 tons per day and production was continuous until the mine closed in July 1965. Ore from the Wright-Hargreaves Mine was treated at the Lake Shore Mill from 1957 until the closure of that mill in March 1965.

High-grade ore material on the bottom levels was being mined when the mine closed. Diamond drilling below these levels indicated that the ore continues and that the Main Break shows no signs of weakening at depth. Relatively low tonnage of ore at deeper levels and difficulties in mining at these extreme depths proved deepening of the mine workings to be uneconomical with the fixed gold prices in the 1960’s.

The Main Break and related sub-parallel structures strike continuously across the Lake Shore Property but are offset by significant post-ore faulting along the Lake Shore fault at the east end of the property. The North, or No. 2 vein, is the most productive and extensive structure at Lake Shore. This structure is continuous from surface down to the 8075-foot level and has been traced by diamond drilling for 800 feet below this level. Between the 1200 and 4000-foot levels the Main Break branches into several faults.

Mining on the North (No. 2) vein was extensive throughout the mine. Of these zones, the area containing mixed syenite porphyry and augite syenite west of the shaft area from surface to the 5450-foot level was most productive. Occasionally sub-parallel veins were mined separately from this vein, but in places the veins are closely spaced and have been stoped together across widths up to 70 feet. Stoping was nearly continuous on the North vein from surface to the 5400-foot level where veining weakened considerably and stopped at the 6325-foot level. Another ore shoot continues below this from the 7575-foot level to the 8075-foot level, the bottom level of the mine. This ore shoot was traced by diamond drilling down to 8,500-foot level and showed no signs of weakening. The North vein on the 8075-foot level was mined over an 807 foot strike length at an average stoping width of 7.6 feet and an average grade of 0.677 ounces per ton.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from a ramp driven down into the property by previous owners or by new surface mining operations of the Corporation. See also ‘Current and Proposed Exploration and Development’ following.

Kirkland Lake Mine

Overview

The Kirkland Lake Mine is near the western end of the five mines bounded to the west by the Macassa Mine and to the east by the Teck-Hughes Mine. A total of 1,172,955 ounces of gold at an average grade of 0.37 ounces per ton was mined between 1919 and 1960.

History

The first reported discovery on the property was in 1911. In 1912 the Main Break was discovered. In 1913 a two-compartment shaft (Kirkland Lake No. 1) was sunk to 80 feet by Kirkland Gold Mines Limited. The No. 1 shaft was deepened in 1915 to 200 feet and a level was established at 175 feet by Beaver Consolidated Mines Limited (under option from Kirkland Lake Gold Mines Limited).

From 1916 to 1918 Kirkland Lake Gold Mining Company Limited (controlled by Beaver Consolidated Mines Limited) deepened the No. 1 shaft to 700 feet and sank another shaft (the No. 2 main shaft) to 500 feet with levels at 300, 400 and 500 feet. A 150 ton per day mill was installed and production began in 1918.

In the early years of the mine, most gold production came from workings on the Main Break. In 1937 significant production started from the No. 5 vein. The No. 5 vein was a south dipping hangingwall vein structure which was mined as a continuous sheet of ore from the 3475-foot level to the 3875-foot level along a strike length of 1,200 feet. This vein rolls into the Main Break along a line gently plunging to the west.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations at the Macassa Mine and on the Lake Shore property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore. See also ‘Current and Proposed Exploration and Development’ following.

Teck-Hughes Mine

Overview

The Teck-Hughes Mine is bounded on the west by the Kirkland Lake Mine and Lake Shore Mine to the east. The mine began production in 1917 and had produced 3,688,664 ounces of gold at a recovered grade of 0.38 ounces per ton when it ceased operating in 1968. In the latter years of operation the mine relied heavily on lower grade ‘slough ore’ which had caved from the hangingwalls of open stopes. From 1984 to 1988 Lac Minerals Ltd. mined the east boundary pillar area of the Mine which adjoins the Lake Shore Mine, as well as some ore available within the Teck-Hughes Mine accessible from the Lake Shore Ramp. It recovered a further 20,343 ounces for a total of 3,709,007 ounces of gold recovered.

History

In 1911 three claims, which were to form the most important part of the mine, were staked and three neighbouring claims were staked. In 1912 gold was discovered on one of the neighbouring claims. Prospecting and surface trenching was carried out by Teck-Hughes Gold Mines Limited and a 35 foot shaft was sunk.

In 1913 the No. 1 Shaft was sunk to 212 feet and 203 feet of drifting was carried out on the 200-foot level. The No. 2 Shaft was sunk to a depth of 75 feet with 500 feet of lateral development on the 75-foot level by Teck-Hughes Gold Mines Limited. From 1914 to 1915 the No. 3 Shaft was sunk to 124 feet and an 85 foot winze was developed from the second level. A total of 1,360 feet of lateral development in the No. 1 and No. 3 Shafts were carried out by Nipissing Mining Company (under option from Teck-Hughes Gold Mines Limited).

From 1915 to 1917 the underground workings were dewatered and the No. 3 Shaft was deepened to 400 feet with a winze to 600 feet, and 1,804 feet of lateral development was carried out. In 1917, a 50 ton mill was installed and milling began. This work was completed by Teck-Hughes Gold Mines Limited.

As with other four mines, the most important structure at the Teck-Hughes mine is the Main Break. This structure and the veins related to it yielded most of the gold in the mine. The mineralized structure was mined as the No. 3 vein from surface to the 6105-foot level, the deepest level at the mine. Longitudinal sections reveal that stoping on the No. 3 vein was almost continuous from surface to near the 3000-foot level. Diamond drilling defined the Main Break down to 6650 feet, however there was insufficient ore to warrant development below the 6105-foot level. Grade and production both decreased below 3,000 feet. This decrease in ore with depth has been suggested to be directly related to a decrease in the proportion of augite syenite to syenite porphyry with depth.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore. See also ‘Current and Proposed Exploration and Development’ following.

Wright-Hargreaves Mine

Overview

The Wright-Hargreaves Mine is located to the east of Lake Shore Mine in the central portion of the five properties. It ranks second to the Lake Shore Mine in terms of gold production and grade, having produced 4,817,680 ounces of gold at a grade of 0.49 ounces per ton. From 1984 to 1988 Lac Minerals Ltd. produced an additional 3,616 ounces of gold from the Mine for a total of 4,821,296 ounces of gold.

History

This was the first discovery of gold in the Kirkland Lake Mining Camp, made in 1911. In 1913 a shaft (Wright-Hargreaves No. 1) was sunk to 85 feet with 110 feet of drifting on the 75-foot level. From 1916 to 1921 the No. 1 shaft was deepened to 400 feet, No. 2 Shaft to 320 feet, No. 3 Shaft to 425 feet, and a total of 3,900 feet of lateral development took place. In 1921 a mill was constructed and milling started at 175 tons per day.

The mine was developed down to the 8200-foot level, the deepest development in the Kirkland Lake Mining Camp. Diamond drilling below the 8200-foot level revealed several high-grade intersections persisting several hundred feet below the level. However, the cost to develop these intersections at such deep levels proved to be too high, and mining was not continued.

The Main Break is the most prominent structure crossing the Wright-Hargreaves Property. This structure has been traced as a consistently strong fault, down to the 8100-foot level, and by diamond drilling below that level. A significant amount of ore was mined from this structure, however, most of the tonnage came from the North vein. The North vein branches off the Main Break to the north just to the west of the property boundary with Lake Shore. Stoping on the North vein was extensive to about the 4500-foot level and development was to the 6600-foot level. Below this level mining was concentrated along ore-bearing fractures of the North vein zone known as the North Heading Vein, North vein, and North D Zone. These veins are typically steeply dipping to the south.

Another significant mineralized structure is the South vein-fault which branches off the south side of the Kirkland Lake fault in the western portion of the mine. As with many of the other mines in the camp there are also numerous veins which branch or splay off the main structures and form along tension fractures in the wedge of ground between major faults.

Most of the ore mined at Wright-Hargreaves was found within syenite porphyry with veins north of the Main Break below the 6600-foot level mainly in tuff, greywacke, conglomerate and granite porphyry located in the footwall of the main syenite porphyry plug. The Main Break is located within syenite porphyry throughout the mine. The north veins below the 6600-foot level are much less continuous than veins in the upper levels hosted by syenite porphyry.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations at the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore. See also ‘Current and Proposed Exploration and Development’ following.

Geological Setting

The Abitibi Greenstone Belt

The Corporation’s Kirkland Lake Mining Properties are located in the 2.75 to 2.67 billion year old Abitibi greenstone belt, which is the world’s largest greenstone belt covering an area of roughly 85,000 square kilometres in north-eastern Ontario and north-western Québec. The Abitibi belt is part of the larger Abitibi Subprovince – a granite-greenstone-gneiss terrain that is located within the south-eastern portion of the Archaean Superior Province. The Abitibi Subprovince is bound in the north by para- and ortho-gneisses of the Opatica Subprovince, to the west by the Kapuskasing Structural Zone, to the east by the faulting and cataclasis of the Grenville Front Tectonic Zone, to the south-west by unconformably overlying sediments of the Huronian Supergroup and Keweenawan volcanics and sediments, and to the south-east by fault contact with Archaean metasediments of the Pontiac Subprovince.

Although outcrop in the Abitibi greenstone belt is limited by a till and clay cover, locally over 100 feet thick, exposure in the Corporation’s Kirkland Lake Mining Properties is quite good, leading to the first discovery of gold in a surface outcrop in 1911. Surface mapping in the Abitibi Subprovince has been supplemented by geophysical surveys showing broad regional negative magnetic and positive gravity expressions in areas where the surface geology consists of greenstone belts and tonalitic plutons, and similar broad regional positive magnetic and negative gravity anomalies in areas of granitic plutons.

Volcanic rocks were formed between 2.75 and 2.70 billion years. The volcanic rocks are komatiitic, tholeiitic, and calc-alkaline. Between 2.70 and 2.68 billion years, turbidite dominated assemblages of sedimentary rock formed. This was followed locally by formations of alkaline meta-volcanic rocks and associated alluvial fluvial metasedimentary rocks between 2.68 and 2.67 billion years. Three main divisions of granitoid intrusive rocks exist. Tonalite-trondjhemite-granodiorite batholiths reached their intrusive peak between 2.74 to 2.69 billion years, smaller granodiorite intrusives formed between 2.70 to 2.68 billion years, and syenite stocks formed between 2.69 to 2.67 billion years.

The Kirkland Lake Mining Properties

To the north and south of the Corporation’s Kirkland Lake Mining Properties are massive and pillowed mafic volcanic rocks which have been subdivided into the Blake River and Kinojevis Groups. To the north the volcanic rocks of the Blake River Group are profoundly unconformably overlain by the alkalic volcanic and sedimentary rocks known as the Timiskaming Group.

Numerous alkaline sills intrude the Timiskaming sediments. They consist of alkali-feldspar syenite, augite syenite as well as quartz-monzonite porphyry. In general terms, these units are known as feldspar porphyry (or syenite porphyry) as it is difficult to estimate modal percentages of primary plagioclase and alkali feldspar in the ground mass.

A series of alkali-feldspar syenite and quartz-monzonite (feldspar porphyry) plutons with differing phases of composition intrude the central and south limb of the synclinorium. The Otto and Murdock Creek

Stocks are examples. Another pluton, the Lebel Stock, is entirely syenitic and may be the core intrusive of the alkaline volcanic rock assemblage.

There are a number of key structural features within the Corporation’s Kirkland Lake Mining Properties. The major regional zone of accommodation is known as the ‘Larder Lake Break’ or more regionally the ‘Cadillac-Larder Lake Break’ and has been traced for over 300 kilometres along strike. This complex structural feature has been traced to the east through the Larder Lake-Virginiatown area (Kerr-Addison Mine) and into Québec through Rouyn-Noranda, Cadillac, Val d’Or and terminates near Louvicourt at the Grenville Front. The Larder Lake Break continues westward under Huronian sediments and appears in the Matachewan area some 50 kilometres away. The Larder Lake Break is a broad zone of intense shearing and polyphase ductile deformation which represents the zone of structural accommodation between the proto-continent to the south and the main mass of volcanics to the north. One of the more colourful lithofacies in the Timiskaming assemblage of rocks and situated partly in the Larder Lake Break is a zone of extremely altered ultramafic volcanic rocks and associated massive and bedded carbonate up to several hundred feet thick and locally sufficiently rich in gold to constitute ore (such as the Kerr-Addison Mine). Characteristic green fuchsite is often associated and is mined locally in the Kirkland Lake area as a decorative stone in large panels. The Larder Lake Break generally strikes near east-west and dips subvertically. Folding is polyphase but is homogeneously distributed, creating all scales of interference patterns locally within the Timiskaming. In the Kirkland Lake area, known plunges are mostly steep and to the west south west at about 60 degrees. The thickest part of the syenite sill, with which most of the significant gold mineralization is associated, plunges the same way.

Mineralization

All of the properties are contiguous and very similar in nature to the Macassa Property.

Mineralization of the Macassa Property is intimately associated with the Main Break and the '04 Break which generally strike to the northeast and dip steeply to the south. The Main Break and various related branches play host to most of the gold mineralization in the camp in quartz-rich zones adjacent to the faults and in related hangingwall and footwall quartz veins. At the east end of the camp there are an increasing number of branches and splays off the strong main branch. These faults act to dissipate and lessen overall fault displacement which, based on pre-ore lithological relationships, is of a reverse nature (south side up). The overall displacement is rotational and has been calculated to be near 1,500 feet at the west end of the camp, and near 350 feet at the east end. To the west end of the camp, a fault sub-parallel to the Main Break, known as the '04 Break, hosts most of the ore at the Mine Complex. At least some movement on the Main Break post-dates the Matachewan diabase dyke swarm.

Recent exploration by the Corporation has discovered mineralized structures trending from oblique to near perpendicular to the Main Break and the '04 Break.

A series of later cross-faults have displaced the various lithological structures and mineralization in Kirkland Lake. The two most significant of these late faults are the Amikougami Creek Fault and the Lake Shore Fault. Both faults strike near north-south and are sub-vertical. The vertical displacement of these faults is not well known.

The area surrounding the Mine Complex is underlain by sedimentary and volcanic rocks of the Archaean Timiskaming Group. These rocks are several kilometres thick and trend to the east. They flank and are nearly parallel to the strike of the Larder Lake Break. They unconformably overlie pre-Timiskaming, pillowed and massive, volcanic rocks belonging to the ‘Abitibi Supergroup’ which include the Blake River Group volcanics and the predominantly tholeiitic Kinojevis Group. Although these pre-

Timiskaming volcanics are ubiquitous in the surrounding district, they have not been encountered in any of the workings at the Mine Complex.

Intruded into the Timiskaming sedimentary and volcanic rocks is a composite syenitic sill that is broadly centred on the town of Kirkland Lake. The long axis of the stock is roughly parallel to the strike of the Timiskaming rocks and dips steeply to the south. The three main components of the syenitic stock and related dykes are augite syenite, felsic syenite, and syenite porphyry. These intrusive rocks are host to an important part of the ore at the Mine Complex.

The youngest rocks at Macassa, other than mineralization, are a few Matachewan diabase dykes.

Mineral Reserves and Resources Estimates

The following tables set out the reserve and resource estimates for the Macassa Property as at April 30, 2006 made by Glenn R. Clark, P.Eng. of Glenn R. Clark & Associates Limited. The estimates are contained in his report dated July 18, 2006 entitled Review of Resources and Reserves, Macassa Mine, Kirkland Lake, Ontario, a copy of which has been filed on SEDAR. See ‘Additional Information’ following.

The estimates are reported in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Glenn R. Clark is a ‘qualified person’ for the purposes of the National Instrument. Note that the reserves are classified separately and are not part of the resources.

The reserves were estimated to be:

Proven & Probable Reserves	Tons (of ore)	Grade (ounces of gold per ton)	Ounces (of gold)
Proven	1,164,000	0.44	512,160
Probable	1,147,000	0.50	573,500
Total	2,311,000	0.47	1,085,660

The measured and indicated resources were estimated to be:

Measured & Indicated Resources	Tons (of ore)	Grade (ounces of gold per ton)	Ounces (of gold)
Measured	911,000	0.36	327,960
Indicated	1,055,000	0.35	369,250
Total	1,965,000	0.35	697,210

Cautionary Note to U.S. Investors concerning
estimates of Measured and Indicated Resources

The foregoing table uses the terms ‘measured resources’ and ‘indicated resources’. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The inferred resources were estimated to be:

Inferred Resources	Tons (of ore)	Grade (ounces per ton)	Ounces (of gold)
Total	1,050,000	0.50	525,000

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

The foregoing table uses the term ‘inferred resources’. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

The reserves and resources are estimated using the polygonal method. All intersections are calculated out to a 5.0 foot minimum horizontal mining width.

Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 28% at 0.02 ounces of gold per ton. All higher grade assays are cut to 3.50 ounces of gold per ton. The cut-off grade used was either 0.25 or 0.30 ounces of gold per ton over the horizontal mining width depending on the location and economics of the ore block.

The area of influence of the proven and measured categories is 30 feet from development chip samples while the area of influence of the probable and indicated categories is 50 feet of radius from a known sample point (drill holes) and of the inferred resources is another 50 feet of influence. A 94% tonnage recovery is used. Continuity of the veins appears very good.

The assumptions used include a price of US$ 490 per ounce of gold and an exchange rate of Cdn$ 1.19 equals US$ 1.00 resulting in a price of Cdn$ 584.41 per ounce of gold.

The Corporation is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources and reserves.

Current and Proposed Exploration and Development

Overview

In November 2003 the Corporation began a three year exploration program at an estimated cost of $21 million. The exploration has significantly increased the resources and reserves (see ‘Mineral Reserve & Resource Estimates’ above) and resulted in the discovery of a completely new mineralized trend – north-south, rather than the classic east-west of the Kirkland Lake Camp – beyond the original goals of the exploration program. This new mineralized trend has opened substantial areas for new resources to be added. Not only is it a different style of mineralization (wide sulphide system) but it is running north-south instead of the east-west nature of the mineralization from which previous mining companies have mined approximately 24 million ounces of gold over the last almost 90 years. Included in this mineralization is the D Zone, which was discovered in 2003, and it too is north-south trending. At least 14 other mineralized zones have been discovered in the south of the properties.

The Corporation has completed a number of developments to the Mine Complex, Mill and surrounding properties, namely:

  Rehabilitation work was completed on 11 levels of the Macassa Mine.

  Shaft No. 2 of the Macassa Mine was re-commissioned.

  An ore and waste handling device at the 4250-foot level of the Macassa Mine was installed in Shaft No. 2. That and improvements to the headframe have enabled, for the first time, ore and waste to be hoisted from the Shaft No. 2. Historically, Shaft No. 2 was primarily used for just lowering materials and as an emergency egress, but now this shaft will be used for production purposes.

  The microseismic system was also expanded to just below the 5725-foot level of the Macassa Mine thereby giving rock mechanic monitoring to the lower extents of the mine.

  The paste fill underground distribution system of the Mill was expanded to the 5300-foot level allowing mining to be carried out on all levels down to that level.

  Established a new level, the 3400-foot level, from which more than 100,000 tones of high grade ore can be accessed. Due to favourable exploration results above this level, the Corporation is studying whether a level should be established at the 3000-foot horizon to access additional ore that it has discovered.

Some of these developments are described below in greater detail.

Shaft and Ramp Rehabilitation

The Corporation has re-commissioned Shafts No. 2 and 3 of the Macassa Mine and the Lake Shore/Teck-Hughes/Wright-Hargreaves Ramp. Such shafts and ramp are now available for use in the Corporation’s drilling programs and for production.

Dewatering

The previous owner of the Mine Complex allowed it to flood after the Macassa Mine ceased production. To dewater the mine, the Corporation installed pumping equipment.

The goal of the dewatering program to the mine’s lower workings at the 5720-foot level was achieved in April, 2005. This enabled the Corporation to rehabilitate the 5150-foot level and make operational the loading pocket located on that level. Rehabilitation of the loading pocket located at the 5720-foot level has commenced. Concurrently an underground exploration and development drilling program is being carried out for the purpose of adding to reserves.

Data Analysis

In April 2002, the Corporation commenced an 18 month program of data compilation on its gold properties and, in the summer of 2003, engaged a team of exploration consultants to work with its geologists to study and make recommendations based upon the results. This compilation has resulted in the data entry of 18,500 drill holes. Mine openings were digitized for all five mines, along the more than

200 miles of levels. The data compilation process enabled the team to delineate a host of highly prospective targets that were not drilled or well understood in the past.

Drilling Exploration

The strategy of the original three-year exploration program initiated in November 2003 was to drill large mineralized structures – using a 25% success ratio for the total area – on 500 to 1,000 foot centres to identify areas that would have the potential to host gold ore. Where such mineralization was located, additional drilling would be required to be carried out on 200 foot centres to establish gold resources and on 30 to 100 foot centres to establish gold reserves.

Newly-discovered mineralized zones found through this program (namely the LK, Lower D, Upper D and ABM zones) substantially increase the potential for the Corporation to expand its ore resources and reserves. At the same time, deeper drill holes than originally planned are required, and discovery of the new zones has shifted the original program substantially. Some originally-targeted zones are achieving less than the 25% success rate historically attained. These include the '05/Narrows at surface, South Break at surface, and Main Break at surface. Other zones are achieving higher success rates than planned, such as the Lower D, New South, #6, LK and ABM.

In the Corporation’s 2006 fiscal year, it carried out 9,950 feet of surface exploration drilling and 103,050 feet of underground exploration drilling. On average, four drilling machines were employed each month.

The focus of the program changed from drilling widely-spaced holes to closely spaced holes at 100 to 200 feet centers. The purpose of the change was to define new gold reserves and resources from mineralization identified during the exploration drilling completed over the two previous years.

In July, 2005 the Corporation intersected a significant new discovery, the ‘New South Zone’, to the south of the '04 Break and Main Break system in the area between the No. 2 and No. 3 Shafts. The drilling returned assays of 2.3 ounces (uncut) of gold per ton over 90.4 feet and 1.43 ounces (uncut) of gold per ton over 124.5 feet. To follow-up on this discovery a 2,500 feet long exploration crosscut from No. 3 Shaft at the 5300-foot level was begun in fiscal 2006. From this crosscut a drift will be constructed to serve as both a drilling platform and facilitate obtaining a bulk sample.

Positive results continue to be obtained from the previously discovered D and '05 Zones and the recently discovered Lower D (discovered in November 2003), ABM (discovered in October 2004), '05, and LK (discovered in August 2004) Zones. Up to 14 new mineralized zones has been discovered to the south of the mining workings as a result of this exploration.

2007 Fiscal Year

The Corporation’s exploration strategy for 2007 will continue to focus in building reserves and resources from the new discoveries as well as expand known mineralization. The focus will remain on underground drilling, with possible surface drilling should the need arise. Structural studies (to be carried out by consultants) and underground geophysical surveying (to be carried out by the Corporation) are planned to delineate the extension and geometry of the newly discovered mineralized zones. This work is aimed at uncovering the genesis, spatial localization and extensions of the new discoveries.

The Corporation intends that drilling will intensify on the newly discovered mineralized zones to the south of the existing mine workings. Drilling of the Main Break and other structures in the central and eastern portions of the Kirkland Lake Properties has been undertaken. The drilling of the Main Break and other structures in the easternmost portion of Macassa and Kirkland Lake Properties is allowing the exploration of the central and eastern portions of the properties. An exploration strategy for the No. 5 Shaft has been designed and will be implemented upon re-commissioning of the Shaft.

The Corporation’s exploration strategy for fiscal 2007 is to also explore the main ore horizon in the western portion of the properties. This exploration will be carried out on a joint venture basis with other mining companies based on agreements made during 2005, including the Queenston Joint Venture described below.

Queenston Joint Venture

The Corporation and Queenston Mining Inc. have entered into a Joint Venture Agreement dated December 8, 2005 to explore the Kirkland Lake West Property owned by Newmont Mining Company of Canada Limited. The property adjoins the western boundary of the Corporation’s Macassa Property and the Corporation believes it contains the western extension of the Main / '04 Break (east-west) ore horizon. The properties are separated by a late north-south cross-fault.

A previous Joint Venture Agreement between the Corporation and Queenston dated November 12, 2004, created a 50%-50% joint venture on the Gracie West property, located on the western boundary of the Kirkland Lake West Property.

Security of Samples

To ensure the validity and integrity of samples taken by the Corporation it re-assays pulps and takes second cuts on rejects at a second recognized lab. As well, blank (non-mineralized) core samples are inserted within core samples from mineralized zones to check contamination. The core is regularly quartered and sent out to check for replicability. Core is handled by one person only, after being split and bagged securely.

Quality Control

The results of the Corporation’s exploration programs have been reviewed, verified (including sampling, analytical and test data) and compiled by the Corporation’s geological staff. Furthermore, the Corporation has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values. Blank cores are added in the midst of mineralized zones. Quarter coring has been undertaken for replication purposes. Pulps and rejects are routinely sent to a second assay lab.

Mining Operations

Mining Methods

The mining methods used at the Macassa Mine are described above under ‘Description of the Corporation’s Business – Production and Services’.

Metallurgical Process

Gold from the properties is quartz vein hosted. It is fine grained, free gold, usually accompanied by 1 to 3% pyrite and sometimes associated with molybdenite and tellurides of lead, gold, gold-silver, silver, nickel and mercury. The gold is non-refractory and free-milling and responds well to cyanidation. Recoveries are in the range of 95 to 97%.

The ore recently discovered to the south of the properties is found in predominately sulphide hosted gold zones. The gold recoveries are similar to the quartz vein hosted ore.

Production Forecast

The Corporation produced 58,314 ounces of gold in fiscal 2006. For 2007, it is estimated that gold production will be approximately 75,000 to 80,000 ounces.

Markets & Contracts for Sale

The Corporation markets the gold bullion produced from its Kirkland Lake mining operations through direct sales to the gold bullion industry, principally to Johnson Matthey Plc. of London, England, a multinational specialty chemical and precious metals company.

Environmental Conditions

For a description of the environmental conditions under which the Corporation operates see ‘Description of the Corporation’s Business – Environmental Protection’, ‘– Social and Environmental Policies’ and ‘Reclamation Bonds and Permits’ above.

Taxes

The Corporation estimates that the annual taxes on its operations, other than income taxes and goods and services taxes, are as follows:

Description	Amount (Cdn$)
Provincial Land Taxes	7,600
Regional Land Taxes	1,300
Municipal Property Taxes	637,600
Federal Taxes	59,000
Total	705,500

Mine Life & Payback of Capital

The mine life is currently estimated at approximately six years. The payback period of capital is currently estimated to be approximately six years.

DIVIDENDS

The Corporation has not paid any dividends during its last three financial years.

The Corporation’s policy at the present time is to retain earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and the financial condition of the Corporation and on such other factors as the Board of Directors may consider appropriate.

The Corporation is prohibited from paying any dividend which would render it insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

General

The Corporation’s authorized capital consists of an unlimited number of common shares. The shares do not have a par value. All of the issued shares are fully paid and non-assessable.

Each common share is entitled to one vote at all annual meetings of shareholders. There are no provisions for exchange, conversion, exercise, redemption or retraction attached to the common shares. All common shares participate equally in any dividends declared, and upon dissolution or winding-up of, the Corporation.

Constraints

There are not any constraints imposed on the ownership of the Corporation’s securities to ensure that it meets a required level of Canadian ownership.

Ratings

None of the Corporation’s common shares have received a rating from a rating organization.

MARKET FOR SECURITIES

The Corporation’s common shares are traded on the Toronto Stock Exchange in Canada, on the Alternative Investment Market (AIM) of the London Stock Exchange in England and over-the-counter in the United States of America.

Trading Price and Volume

During the Corporation’s last completed financial year, the monthly price range and volume of trading of its common shares on the Toronto Stock Exchange was as follows:

Month	High (Cdn$)	Low (Cdn$)	Volume
2006
April	8.97	6.77	1,313,031
March	7.45	5.90	1,765,711
February	6.65	4.95	2,385,569
January	5.60	3.95	4,673,235
2004
December	4.55	3.85	2,256,699
November	4.15	3.55	1,744,846
October	4.05	3.48	1,207,502
September	4.15	3.40	1,895,504
August	4.45	3.85	1,992,995
July	4.74	3.80	2,960,098
June	4.10	3.60	2,336,831
May	4.35	3.81	807,723

Prior Sales

The Corporation does not have any classes of securities (other than stock options issued pursuant to its stock option plan or warrants issued pursuant to private placements) outstanding which are not listed or quoted on a market place.

ESCROWED SECURITIES

There are not any common shares of the Corporation held in escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following are the directors and executive officers of the Corporation:

Name, Province or State & Country and Position	Director Since	Principal Occupation for the Past Five Years
DOBSON, D. Harry W. Monaco Chairman of the Board	October 11, 2001	Self-employed merchant banker, venture capitalist & investor

Name, Province or State & Country and Position	Director Since	Principal Occupation for the Past Five Years
HINCHCLIFFE, Brian A. New York, U.S.A. President & Chief Executive Officer	February 26, 2001	President & Chief Executive Officer of the Corporation
RODRIGUE, Robert G. Ontario, Canada Chief Financial Officer (1)	N/A	Chief Financial Officer of the Corporation; formerly controller of the Corporation (December 29, 2003 to March 14, 2005); prior thereto senior controller of major oil production project in Alberta
THOMSON, John S. Perthshire, United Kingdom Executive Vice-President (1)	N/A	Chartered Accountant; Consultant to various media, minerals and technology companies; formerly Managing Director of Vianet Group Plc (publicly traded technology company based in the United Kingdom)
LEE, Sandra British Columbia, Canada Corporate Secretary	N/A	Corporate Secretary of Quest Capital Corp. (publicly traded merchant banking company) and Quest Management Corp. (management company wholly-owned by Quest Capital Corp.)
BAYLEY, Brian E. (2) British Columbia, Canada Director	October 5, 1998	President & Chief Executive Officer of Quest Capital Corp. (publicly traded merchant banking company) and President of Quest Management Corp. (management company wholly-owned by Quest Capital Corp.)
KOSTUIK, S. Paul (2) British Columbia, Canada Director	February 26, 2001	Self-employed mining consultant
MILTON, George A. (2) Kerry, Ireland Director	July 1, 2002	Retired Stock Broker

(1)	John S. Thomson is also currently acting as interim Chief Financial Officer due to Robert G. Rodrigue being on sick leave.
(2)	Members of Audit Committee. See Schedules ‘A’ and ‘B’ for particulars of the Audit Committee’s charter and information related to the Audit Committee.

All directors hold office until the next annual meeting of shareholders or they resign. Upon resignation a successor may be appointed by the Board of Directors. Directors may be removed by a special resolution of shareholders whereupon a successor may be elected by shareholders or appointed by the Board of Directors.

As a group, the directors and executive officers of the Corporation beneficially own, directly or indirectly, or have control or direction over an aggregate of 5,629,995 shares of the Corporation representing approximately 10.6% of the issued and outstanding common shares of the Corporation as of the date of this Annual Information Form.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of the directors or executive officers of the Corporation or, to its knowledge, shareholders holding sufficient shares to materially affect the control of the Corporation are, or within the previous 10 years, have been a director or executive officer of any other issuer that, while acting in such capacity,

(i)	was the subject of a cease trade or a similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days,

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such issuer except as follows:

1.

Brian E. Bayley and A. Murray Sinclair (who ceased to be a director on May 10, 2005) were shareholders and directors of Quest Ventures Ltd. which, on February 27, 2002, became the subject of an order (the “BCSC Order”) of the British Columbia Securities Commission (“BCSC”) issued in response to an application by Mercury Partners & Company Inc. requesting the BCSC overturn a decision of the TSX Venture Exchange. In that decision, the Exchange had given approval to PetroFalcon Corporation to close a private placement of 4,000,000 common shares of PetroFalcon to Quest. The placement was completed on November 28, 2001 and, subsequent thereto, Brian E. Bayley was appointed a director of PetroFalcon.

Pursuant to the BCSC Order, PetroFalcon was required to seek independent shareholder ratification of the private placement. To maintain the status quo until the shareholders’ meeting, the BCSC removed the availability of certain exemptions from the prospectus and registration requirements of the British Columbia Securities Act for Quest (in respect of the 4,000,000 common shares received pursuant to the private placement) and PetroFalcon until the meeting was held. Approval of PetroFalcon’s shareholders was received on May 23, 2002 and the BCSC reinstated the availability of the exemptions for both PetroFalcon and Quest shortly thereafter.

2.

Brian E. Bayley is a director of Esperanza Silver Corp., the directors and officers of which became aware, in early 2003, was subject to outstanding cease trading orders in Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997). The orders arose from its failure (at a time when neither Mr. Bayley nor any of the other current directors and officers of Esperanza were directors or officers of Esperanza) to file financial statements and pay filing fees within the prescribed time. Esperanza subsequently filed the financial statements and paid the filing fees and the Québec order was rescinded on May 16, 2003 and the Alberta order rescinded on August 1, 2003.

3.

Brian E. Bayley is a director American Natural Energy Corp. which, on June 3, 2003 and June 5, 2003, was issued cease trade orders by the Québec, British Columbia and Manitoba Securities Commissions for failing to file financial statements and pay filing fees within the prescribed time. It subsequently filed the financial statements and paid the filing fees and the Québec order was rescinded on August 29, 2003, the British Columbia order was rescinded on August 22, 2003 and the Manitoba order was rescinded on August 28, 2003.

Personal Penalties and Sanctions

None of the directors or executive officers of the Corporation or, to the Corporation’s knowledge, shareholders holding sufficient shares to materially affect the control of the Corporation have been subject to

(i)

any penalties or sanctions proposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

Within the previous 10 years none of the directors or executive officers of the Corporation or, to the Corporation’s knowledge, shareholders holding sufficient shares to materially affect the control of the Corporation have become bankrupt made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Certain officers and directors of the Corporation are officers and directors of, or are associated with, other natural resource companies that acquire interests in mining properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interest of the Corporation and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Corporation and to abstain from voting as a director for the approval of any such transaction.

PROMOTERS

Within the last three financial years the only ‘promoters’ of the Corporation, as that term is used in Canadian securities legislation (namely, ‘a person who acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in… substantially reorganizing the business of the [Corporation]’) have been the Corporation’s Chairman of the Board of Directors, D. Harry W. Dobson, and its President and Chief Executive Officer, Brian A. Hinchcliffe.

The promoters own the following common shares of the Corporation

Name of Promoter	Number of Shares	Percentage of Outstanding Shares
D. Harry W. Dobson	3,230,000	6.1%
Brian A. Hinchcliffe	1,138,000	2.1%

The promoters have not received nor will they receive in the future directly or indirectly from the Corporation or a subsidiary anything of value, including money, property, contracts, options or rights of any kind, except for (i) those stock options set out below or which may be granted to them in accordance with the Corporation’s stock option plan, and (ii) remuneration described in the Corporation’s proxy circular for the most recent annual meeting of shareholders of the Corporation.

Name of Promoter	Date of Grant	Number of Shares subject to Option	Exercise Price	Expiry Date
D. Harry W. Dobson	October 3, 2001	100,000	$1.35	October 3, 2006
Brian A. Hinchcliffe	March 27, 2001	0	–	–

Within the last three financial years and the current financial year, the Corporation has not acquired nor will it acquire any assets from the promoters.

LEGAL PROCEEDINGS

The Corporation is not a party to, nor is any of its property the subject of, any legal proceedings and no such proceedings are known to the Corporation to be contemplated except as below.

On May 8, 2006 four charges were laid against the Corporation under the Provincial Offences Act (Ontario) in the Ontario Court of Justice by the Ontario Ministry of Labour for four alleged violations of the Occupational Health and Safety Act (Ontario). The charges are in connection with the falling death of an employee in December, 2005. The Corporation entered an appearance to the proceedings on June 13, 2006 and will next appear in court on September 5, 2006 at which time it must enter a plea. If the charges proceed to trial and the Corporation is found guilty, the Corporation could be subject to fines not exceeding $500,000 per charge. The Corporation intends to vigorously defend itself against these charges and believes that its conduct was in compliance with the Act and that it has a good work safety environment.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the Corporation’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

TRANSFER AGENTS AND REGISTRARS

The Corporation’s registrar is Pacific Corporate Trust Company of Vancouver, British Columbia and its transfer agent is Pacific Corporate Trust Company of Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to the Corporation and was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

1.

Registrar and Transfer Agency Agreement dated April 16, 1991 with Pacific Corporate Trust Company in respect of acting as the Corporation’s registrar and the provision of transfer agency services for its Common Shares.

2.

Administration Agreement dated February 1, 1997 between the Corporation and Quest Management Corp. (“Management”) pursuant to which the Corporation pays $3,500 per month to Management in consideration of Management providing administrative services to the Corporation. Management is a wholly-owned subsidiary of Quest Capital Corp. (“Capital”), the shares of which trade on the Toronto Stock Exchange. Their offices are located at Suite 300, 570 Granville Street, Vancouver, British Columbia. A director of the Corporation, Brian E. Bayley of North Vancouver, British Columbia, is the President of both Management and Capital. A director of the Corporation during part of the last financial year, A. Murray Sinclair of Vancouver, British Columbia, is also a director of Management and the Managing Director of Capital. The Corporation’s Secretary, Sandra Lee, is the Secretary of both Management and Capital.

3.

Net Smelter Return Royalty Agreement dated as of December 13, 2001 with Kinross Gold Corporation of Toronto, Ontario. See ‘General Development of the Corporation’s Business – Three Year History – Acquisition of the Kirkland Lake Mining Assets’.

4.

Investor Relations Agreement dated May 30, 2002 with DSK Consulting Ltd. of Calgary, Alberta in respect of the supply of investor relation services to the Corporation at a remuneration of $3,000 per month.

5.	Listing Agreement dated March 5, 2003 with the Toronto Stock Exchange, pursuant to which the Corporation’s shares are listed and traded on the Exchange.

6.

Nominated Advisor and Broker Agreement dated June 24, 2004 with the Canaccord Capital (Europe) Limited in respect of the provision of nominated advisor (NOMAD) services to the Corporation in connection with its listing of the Common Shares on, and the Corporation’s obligations to, the AIM Market of the London Stock Exchange Plc. The Agreement may be terminated on three months notice by either party.

7.

Subscription Agreement dated August 25, 2005 with one placee in respect of a private placement of 1,250,000 units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for $4.60 until May 25, 2006) completed on August 25, 2005 for proceeds of $5 million. A 4% finder’s fee of $200,000 was paid to a finder in connection with the placement.

8.

Subscription Agreement dated September 26, 2005 with one placee in respect of a private placement of 1 million units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for $4.60 until June 28, 2006) completed on September 26, 2005 for proceeds of $4 million. A 5% finder’s fee of $200,000 was paid to a finder in connection with the placement.

9.

Subscription Agreements dated October 12 and 14, 2005 with six placees in respect of a private placement of 555,500 ‘flow-through’ Common Shares (which entitle the investors to certain tax benefits under applicable Canadian tax legislation) completed on October 12 and 14, 2005 for proceeds of $2,499,750. A 5% finder’s fee of $125,000 was paid to a finder in connection with the placement.

10.

Subscription Agreements dated May 24 and 25, 2006 and June 2, 2006 with placee in respect of a private placement of 1,793,500 units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for $10.50 for a period of 12 months) completed on September 26, 2005 for proceeds of $4 million. A 6% finders’ fee totalling $990,000 was paid to several finders in connection with the placement.

11.

Broker Agreements dated June 1, 2006 with Mirabaud Securities Limited and Ocean Equities Ltd. of London, England pursuant to the Corporation appointed Mirabaud and Ocean Equities as its brokers in the United Kingdom in connection with the Corporation’s public equity market issues in the United Kingdom and its obligations to, and trading of the Common Shares on, the AIM Market of the London Stock Exchange Plc. The Agreements may be terminated on three months notice by either party.

12.

Various Stock Option Agreements with directors, officers, employees and consultants pursuant to which such persons are entitled to purchase shares of the Corporation. See Note 11 of the Corporation’s annual financial statements for the financial year ended April 30, 2006.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Corporation during, or relating to, its most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description
PricewaterhouseCoopers LLP	Independent Auditors’ Report dated July 21, 2006 in respect of the Corporation’s financial statements for the years ended April 30, 2006 and 2005
Glenn R. Clark, P. Eng.	Report dated July 18, 2006 entitled Review of Resources and Reserves, Macassa Mine, Kirkland Lake, Ontario

Interests of Experts

PricewaterhouseCoopers LLP has advised the Corporation that it is independent of the Corporation within the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the Corporation’s knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Corporation.

None of such experts and no director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation’s Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Corporation’s financial statements and Management Discussion & Analysis (MD&A) for its most recently completed financial year, all of which are filed on SEDAR. See Schedules ‘A’ and ‘B’ for particulars of the Audit Committee’s charter, its members and related matters.

Other additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

SCHEDULE ‘A’

AUDIT COMMITTEE CHARTER

Kirkland Lake Gold Inc. (the “Corporation”) shall fulfill its corporate governance obligations by complying with the applicable requirements set out in the Corporation’s constating documents and established under laws and regulations of general application. The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Corporation is a key component to the fulfillment of the applicable obligations. Accordingly, this Charter describes the constitution, authority, mandate and responsibilities of the Committee.

Constitution & Authority

The Committee shall consist of not less three directors appointed by the Board. Each member of the Committee must be ‘independent’ and ‘financially literate’ as required by Multilateral Instrument 52-110 Audit Committees, applicable securities legislation and related requirements.

Given that the auditor is appointed by, and is accountable to, the Corporation’s shareholders, the Board is elected by the Corporation’s shareholders to oversee and guide the Corporation’s business and the Committee has been appointed as representatives of the Board, the auditor shall report directly to the Committee.

Mandate

The Corporation’s management is responsible for preparing the Corporation’s financial statements and other financial information and for presenting the information contained in the financial statements fairly and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The auditor’s responsibility is to audit the Corporation’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

The role of the Committee is principally one of oversight. Accordingly, the Committee shall:

1.	make recommendations to the Board regarding the appointment, retention and level of compensation of the Corporation’s external auditor (the “auditor”);

2.	approve, in advance, all non-audit services provided to the Corporation by the auditor and the related compensation;

3.	evaluate the work of the auditor and confirm its independence;

4.	provide a means of communication between the Board, management and the auditor on matters relating to financial reporting;

5.	provide the necessary oversight over:

(a) the integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices, including the preparation of financial statements;

	(b)	the processes for identifying the Corporation’s principal financial risks and the control systems to monitor those risks;

	(c)	the Corporation’s compliance with legal and regulatory requirements related to financial reporting; and

6.	perform any other activities consistent with its mandate, the Corporation’s constating documents and laws of general application as the Committee or Board deems necessary or desirable.

Responsibilities

In performing its oversight responsibilities, the Committee shall:

1.	review and assess, on an on-going basis, the adequacy of its mandate and recommend any proposed changes to the Board for approval;

2.

monitor, on an on-going basis, the independence of the auditor by reviewing all relationships between the auditor and the Corporation and all non-audit work performed for the Corporation by the auditor and the Committee or a member thereof shall pre-approve all non-audit services to be provided to the Corporation or a subsidiary by the auditor;

3.	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the auditor and any former auditor;

4.	review with the auditor and management the annual plan for the audit of the financial statements before commencement of the work;

5.

review with the auditor the results of the auditor’s work and any problems or difficulties that were encountered, including any disagreements between the Corporation’s management and the auditor regarding financial reporting, and assess management’s responses thereto;

6.

review with management and the auditor the annual audited financial statements and ‘Management Discussion and Analysis’ reports, before filing or distribution, including matters requiring review pursuant to laws and regulations of general application;

7.

review with management (or ensure that the Board does so) the quarterly unaudited financial statements and ‘Management Discussion and Analysis’ reports, before filing or distribution, including matters required to be reviewed under laws and regulations of general application;

8.	review with management, as appropriate, news releases and any other form of disclosure containing earnings and other material financial information;

9.

satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than the public disclosure referred to in paragraphs 5 and 6, and must periodically assess the adequacy of those procedures;

10.	review with management and the auditor the adequacy and effectiveness of the Corporation’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes;

11.

review with management and the auditor the quality and appropriateness of the Corporation’s financial reporting and accounting standards and principles and significant changes to those standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made;

12.	review with management and the auditor the treatment and disclosure of significant related party transactions and potential conflicts of interest;

13.	review with management the risk of frauds within the operations or financial reporting and consider the actions taken by management and the systems implemented to address these risks

14.	ensure that adequate procedures are in place for the receipt, retention and treatment of:

(a) complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b) confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters;

15.	review the appointment of the Corporation’s Chief Financial Officer and any other key financial executives involved in the financial reporting process; and

16.

conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain, at the Corporation’s expense, independent counsel, accountants or other advisors to assist it in the conduct of any investigation.

SCHEDULE ‘B’

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of three directors. The following table sets out their names and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
S. Paul Kostuik (Chair)	Yes	Yes
George A. Milton	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board of Directors of the Corporation, reasonably interfere with the exercise of a member’s independent judgement.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting,

is as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A – 1979 Queen’s University Kingston, ON

Director and officer of numerous publicly traded companies (1986 – present), including Quest Capital Corp. (publicly traded merchant banking company listed on the Toronto Stock Exchange), and investor in numerous publicly traded companies during which time and as a result of which investments has reviewed and analyzed numerous financial statements.

S. Paul Kostuik Chair	B. Sc. (Eng) – 1961 Queen’s University Kingston, ON M. Sc. (Eng) – 1964 Queen’s University Kingston, ON

Director and officer of several publicly traded companies (1978 – present) and investor in publicly traded companies during which time and as a result of which investments has reviewed and analyzed numerous financial statements.

George A. Milton	B.A. – 1970 University of Western Ontario London, Ontario

Director of two stock brokerage firms (1993 – 1996), Stock Broker (1962 – 1998) and investor in numerous publicly traded companies during which time and as a result of which investments has reviewed and analyzed numerous financial statements.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in

1.

section 2.4 (De Minimis Non-audit Services – which exempts all non-audit services provided by an issuer’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the issuer, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit),

2.

section 3.2 (Initial Public Offerings– which exempts issuers from the requirement that all members of the audit committee be independent so long as the board is satisfied the committee can nevertheless act independently and at least one member is independent for a period of 90 days, or so long as a majority of members are independent for a period of one year, from the date of the receipt from the securities commission for the issuer’s prospectus in respect of its initial public offering),

3.

section 3.4 (Events Outside Control of Member – which exempts an audit committee member from being independent for a period ending on the later of the issuer’s next annual meeting of shareholders and the six month anniversary of the member ceasing to be independent if such lack of independence is due to reasons outside the member’s reasonable control), or

4.

section 3.5 (Death, Disability or Resignation of Audit Committee Member – which exempts a new audit committee member appointed due to the death, disability or resignation of a former member, for a period ending on the later of the issuer’s next annual meeting of shareholders and the six month anniversary of the new member’s appointment, from the requirement of being independent)

of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) or an exemption from the requirements of MI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of MI 52-110.

Reliance on Exemption in Subsection 3.3(2) (Controlled Companies)
or Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances)

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 3.3(2) (Controlled Companies – which exempts a member of an audit committee from the requirement to be independent if the lack of independence arises solely from being a director of an affiliated entity and other similar circumstances) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances – which exempts a member of an audit committee from the requirement to be independent in certain limited and exceptional circumstances) of MI 52-110.

Reliance on Exemption in Section 3.8 (Acquisition of Financial Literacy)

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 3.8 (Acquisition of Financial Literacy – which exempts a member of an audit committee from the requirement to be financially literate if the member becomes financially literate within a reasonable period of time following their appointment) of MI 52-110.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee reviews and pre-approves all audit-related services, and any non-audit services, to be provided by, and the estimated fees and other compensation related thereto to be paid to (or establishing a limit for such fees and compensation), its auditor. One or more independent members of the Committee may give such pre-approval to the auditor to perform non-audit services if notice of such pre-approval is subsequently presented to the Audit Committee’s next scheduled meeting for ratification and is ratified by the Committee.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
April 30, 2006	$147,309	0	$11,000	0
April 30, 2005	$109,413	0	$12,254	0

(1)	The aggregate fees billed for audit services.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not disclosed in the ‘Audit Fees’ column. The services provided were related to the Corporation’s preparation of quarterly financial statements.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services. The services provided were in connection with the filing of the Corporation’s annual tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns. The services provided were in connection with the Corporation’s filing with the SEC of its Registration Statement and first amendment thereto and the listing of the Corporation’s common shares on the AIM Market of the London Stock Exchange Plc.